Exhibit 99.1

Ecopetrol reports on the subscription of the Declaration of the Nation in its role as Majority Shareholder

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that on February 16, 2018, the Colombian Ministry of Finance and Public Credit subscribed the Declaration of the Nation in its role as Majority Shareholder of Ecopetrol S.A. for a 10 year term. In this declaration the Nation acquires commitments as majority shareholder allowing the company’s minority shareholders to benefit from good corporate governance practices.

The document’s complete text may be consulted at this link:

http://www.ecopetrol.com.co/documentos/inversionistas/Declaración del Accionista Mayoritario - MHCP - 16 de febrero.pdf

Bogotá D.C., February 19, 2018

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia and most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share in bio-fuels.

This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Capital Markets Manager

Maria Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co